UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30386 / February 19, 2013

_____

In the Matter of	:
	:
SYMETRA LIFE INSURANCE COMPANY	:
SYMETRA INVESTMENT MANAGEMENT, INC.	:
SYMETRA MUTUAL FUNDS TRUST	:
SYMETRA SECURITIES INC.	:
777 108th Avenue NE, Suite 1200	:
Bellevue, WA 98004	:
	:
FIRST SYMETRA NATIONAL LIFE INSURANCE	:
COMPANY OF NEW YORK	:
260 Madison Avenue, 8th Floor	:
New York, NY 10016	:
	:
(812-14082)	:

_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT, AND UNDER SECTION 6(c) OF
THE ACT GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Symetra Life Insurance Company, First Symetra National Life Insurance Company of New
York, Symetra Investment Management, Inc., Symetra Mutual Funds Trust, and Symetra
Securities Inc. filed an application on October 3, 2012, and an amendment to the
application on January 8, 2013, requesting an order under section 12(d)(1)(J) of the
Investment Company Act of 1940 (the "Act") granting an exemption from sections
12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act granting an
exemption from sections 17(a)(1) and (2) of the Act, and under section 6(c) of the Act
granting an exemption from rule 12d1-2(a) under the Act. The order would (a) permit
certain series of registered open-end management investment companies to acquire shares of
other registered open-end management investment companies and unit investment trusts that
are within and outside the same group of investment companies as the acquiring investment
companies, and (b) permit funds of funds relying on rule 12d1-2 under the Act to invest in
certain financial instruments.

On January 22, 2013, a notice of the filing of the application was issued (Investment
Company Act Release No. 30353). The notice gave interested persons an opportunity to

request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and (2) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act by Symetra Life Insurance Company, et al. (File No. 812-14082) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary